Exhibit 99.1

CELLECT BIOTECHNOLOGY LTD.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that an Annual General Meeting (the “Annual Meeting”) of Shareholders of Cellect Biotechnology Ltd. (the “Company”) will be held at the offices of the Company’s legal counsel – Doron, Tikotzky, Kantor, Gutman & Amit Gross, at B.S.R 4 Tower, 33rd Floor, 7 Metsada Street, Bnei Brak, on June 28, 2018 at 11.00 a.m. Israel time or at any postponement or adjournment thereof.

The Annual Meeting is being called for the following purposes:

1.	To re-elect Kasbian Nuriel Chirich, Dr. Shai Yarkoni, Abraham Nahmias, Dr. Ruth Ben Yakar, Michael Berelowitz and David Braun to serve as directors until the next annual general meeting of the Company;

2.	To approve the cash compensation of director nominees (other than Kasbian Nuriel Chirich and Dr. Shai Yarkoni) in accordance with the Israeli Companies Law;

3.	To approve an Amended and Restated Compensation Policy for Company Office Holders;

4.	To amend the terms of compensation of Kasbian Nuriel Chirich;

5.	To approve the targets for the 2018 annual bonus grant to Kasbian Nuriel Chirich and the 2018 annual bonus grant if those targets are met;

6.	To approve the targets for the 2018 annual bonus grant to Dr. Shai Yarkoni and the 2018 annual bonus grant if those targets are met;

7.	To re-approve the indemnification and release agreements with officers and directors of the Company from time to time (other than Kasbian Nuriel Chirich and Dr. Shai Yarkoni or other officers and directors who are or related to the controlling shareholders) in accordance with the Israeli Companies Law and the Company’s compensation policy;

8.	To re-approve the indemnification and release agreements with Kasbian Nuriel Chirich and Dr. Shai Yarkoni in accordance with the Israeli Companies Law and the Company’s compensation policy;

9.	To amend the Articles of Association in order to increase the maximum number of directors that may be appointed to the board of directors from eight to twelve;

10.	To re-appoint Kost, Forer, Gabbay & Kasierer (a member of Ernst & Young Global) as the Company’s independent registered public accounting firm until the next annual general meeting of the Company and to authorize the Company’s Board of Directors to determine its compensation for the fiscal year ending December 31, 2018; and

11.	To present the financial statements of the Company for the fiscal year ended December 31, 2017.

The board of directors recommends that you vote in favor of the proposals, which are described in the attached Proxy Statement.

Shareholders and American Depositary Share (the “ADSs”) holders of record at the close of business on May 30, 2018 (the “Record Date”), are entitled to notice of and to vote at the Annual Meeting either in person or by appointing a proxy to vote in their stead at the Annual Meeting. Shareholders and ADS holders are asked to vote on proposals 1 through 10 (inclusive).

Shareholders registered in the Company’s shareholders’ register in Israel, and shareholders who hold ordinary shares through members of the Tel Aviv Stock Exchange, may also vote through the attached proxy by completing, dating, signing and mailing the proxy to the Company’s offices, so that is received by the Company no later than four hours prior to the scheduled date of the Annual Meeting. Shareholders registered in the Company’s shareholders register in Israel, and shareholders who hold ordinary shares through members of the Tel Aviv Stock Exchange who vote their ordinary shares by proxy, must also provide the Company with a copy of their identity card, passport or certification of incorporation, as the case may be. Shareholders who hold shares through members of the Tel Aviv Stock Exchange and intend to vote their ordinary shares either in person or by proxy must deliver to the Company, no later than four hours prior to the scheduled date of the Annual Meeting, an ownership certificate confirming their ownership of the Company’s ordinary shares on the Record Date, which certificate must be approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) 4760 - 2000, as amended.

ADS holders should return their proxies by the date set forth on their voting instruction card.

To the extent you would like to submit a position statement with respect to any of proposals described in the Proxy Statement pursuant to the Israeli Companies law, 1999, you may do so by delivery of appropriate notice to Company’s offices (Attention: Chief Financial Officer) located at 23 Hata’as Street Kfar Saba, Israel 44425, Israel, not later than ten days before the extraordinary meeting date (i.e., June 18, 2018).

If you are a beneficial owner of ordinary shares registered in the name of a member of the Tel Aviv Stock Exchange and you wish to vote, either by appointing a proxy, or in person by attending the Annual Meeting you must deliver to us a proof of ownership in accordance with the Israeli Companies Law of 1999 and the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meetings), 4760 - 2000. Detailed voting instructions are provided in the Proxy Statement.

Sincerely,

Kasbian Nuriel Chirich
Chairman of the Board of Directors
May 24, 2018

CELLECT BIOTECHNOLOGY LTD.

KFAR SABA, ISRAEL

PROXY STATEMENT

ANNUAL GENERAL MEETING OF SHAREHOLDERS

June 28, 2018

This Proxy Statement is furnished to our holders of ordinary shares, without par value, and holders of our ordinary shares that are represented by American Depository Shares (“ADSs”) for the Annual General Meeting (the “Annual Meeting”) of Shareholders of Cellect Biotechnology Ltd. to be held on June 28, 2018 at the offices of the Company’s legal counsel, Doron, Tikotzky, Kantor, Gutman, & Amit Gross., at B.S.R. 4 Tower, 33rd Floor, 7 Metsada Street, Bnei Brak, Israel or at any adjournments thereof. The Annual Meeting shall be held at 11.00 a.m., Israel time, on such day or at any adjournments thereof.

Throughout this Proxy Statement, we use terms such as “Cellect”, “we”, “us”, “our” and the “Company” to refer to Cellect Biotechnology Ltd. and terms such as “you” and “your” to refer to our shareholders and ADS holders.

Agenda Items

The agenda of the Annual Meeting will be as follows:

Proposal No. 1

To re-elect Kasbian Nuriel Chirich, Dr. Shai Yarkoni, Abraham Nahmias, Dr. Ruth Ben Yakar, Michael Berelowitz and David Braun to serve as directors until the next annual general meeting of the Company;

Proposal No. 2

To approve the cash compensation of director nominees (other than Kasbian Nuriel Chirich and Dr. Shai Yarkoni) in accordance with the Israeli Companies Law;

Proposal No. 3

To approve an Amended and Restated Compensation Policy for Company Office Holders;

Proposal No. 4

To amend the terms of compensation of Kasbian Nuriel Chirich;

Proposal No. 5

To approve the targets for the 2018 annual bonus grant to Kasbian Nuriel Chirich and the 2018 annual bonus grant if those targets are met;

Proposal No. 6

To approve the targets for the 2018 annual bonus grant to Dr. Shai Yarkoni and the 2018 annual bonus grant if those targets are met;

Proposal No. 7

To re-approve the indemnification and release agreements with officers and directors of the Company from time to time (other than Kasbian Nuriel Chirich and Dr. Shai Yarkoni or other officers and directors who are or related to the controlling shareholders) in accordance with the Israeli Companies Law and the Company’s compensation policy;

Proposal No. 8

To re-approve the indemnification and release agreements with Kasbian Nuriel Chirich and Dr. Shai Yarkoni in accordance with the Israeli Companies Law and the Company’s compensation policy;

Proposal No. 9

To re-appoint Kost, Forer, Gabbay & Kasierer (a member of Ernst & Young Global) as the Company’s independent registered public accounting firm until the next annual general meeting of the Company and to authorize the Company’s Board of Directors to determine its compensation for the fiscal year ending December 31, 2018; and

Proposal No. 10

To amend the Articles of Association in order to increase the maximum number of directors that may be appointed to the board of directors from eight to twelve; and

Proposal No. 11

To present the financial statements of the Company for the fiscal year ended December 31, 2017.

We currently are unaware of any other matters that may be raised at the Annual Meeting. Should any other matters be properly raised at the Annual Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Board Recommendation

Our board of directors unanimously recommends that you vote “FOR” Proposals No. 1 through 10 (inclusive).

Who Can Vote

Only shareholders and ADS holders of record at the close of business on May 30, 2018 (the “Record Date”), are entitled to notice of and to vote at the Annual Meeting and any adjournment or postponement.

How You Can Vote

You can vote your ordinary shares by attending the Annual Meeting. If you do not plan to attend the Annual Meeting, the method of voting will differ for shares held as a record holder, shares held in “street name” (through a Tel Aviv Stock Exchange, or TASE, member) and shares underlying ADSs that you hold. Record holders of shares will receive proxy cards. Holders of shares in “street name” through a TASE member will also vote via a proxy card, but through a different procedure (as described below). Holders of ADSs (whether registered in their name or in “street name”) will receive voting instruction cards in order to instruct their banks, brokers or other nominees on how to vote.

Shareholders Holders of Record

If you are a shareholder holder of record, you can submit your vote by completing, signing and submitting an applicable proxy card, which has been published at www.sec.gov.

Please follow the instructions on the applicable proxy card.

Shareholders Holding in “Street Name,” Through the TASE

If you hold ordinary shares in “street name,” that is, through a bank, broker or other nominee that is admitted as a member of the TASE, your shares will only be voted if you provide the attached proxy by completing, dating, signing and mailing the proxy to the Company’s offices, so that it is received by the Company no later than four hours prior to the scheduled date of the Annual Meeting, or if you attend the Annual Meeting in person.

If voting by mail, you must sign and date an applicable proxy card in the form filed by us on www.sec.gov, so that it is received by the Company no later than four hours prior to the scheduled date of the Annual Meeting, and attach to it a certificate signed by the TASE Clearing House member through which the shares are held, which complies with the Israel Companies Regulations (Proof of Ownership for Voting in General Meetings)-2000 as proof of ownership of the shares, as applicable, on the record date, and return the applicable proxy card, along with the proof of ownership certificate, to us, as described in the instructions available on www.sec.gov.

If you choose to attend the Annual Meeting (where ballots will be provided), you must bring the proof of ownership certificate from the TASE’s Clearing House member through which the shares are held, indicating that you were the beneficial owner of the shares, as applicable, on the record date.

Holders of ADSs

Under the terms of the Deposit Agreement between the Company, The Bank of New York Mellon, as depositary (“BNY Mellon”), and the holders of our ADSs, BNY Mellon shall endeavor (insofar as is practicable) to vote or cause to be voted the number of ordinary shares represented by ADSs in accordance with the instructions provided by the holders of ADSs to BNY Mellon. For ADSs that are held in “street name”, through a bank, broker or other nominee, the voting process will be based on the underlying beneficial holder of the ADSs directing the bank, broker or other nominee to arrange for BNY Mellon to vote the ordinary shares represented by the ADSs in accordance with the beneficial holder’s voting instructions. If no instructions are received by BNY Mellon from any holder of ADSs (whether held directly by a beneficial holder or in “street name”) with respect to any of the shares represented by the ADSs on or before the date established by BNY Mellon for such purpose, BNY Mellon shall not vote or attempt to vote the shares represented by such ADSs.

Multiple Record Holders or Accounts

You may receive more than one set of voting materials, including multiple copies of this document and multiple proxy cards or voting instruction cards. For example, shareholders who hold ADSs in more than one brokerage account will receive a separate voting instruction card for each brokerage account in which ADSs are held. Shareholders of record whose shares are registered in more than one name will receive more than one proxy card. You should complete, sign, date and return each proxy card and voting instruction card you receive.

Our board of directors urges you to vote your shares so that they will be counted at the Annual Meeting or at any postponements or adjournments of the Annual Meeting.

Solicitation of Proxies

By appointing “proxies”, shareholders and ADS holders may vote at the Annual Meeting whether or not they attend. If a properly executed proxy in the attached form is received by us at least four hours prior to the Annual Meeting (and received by BNY Mellon no later than the date indicated on the voting instruction card, in the case of ADS holders), all of the shares represented by the proxy shall be voted as indicated on the form or, if no preference is noted, shall be voted in favor of the matter described above, and in such manner as the holder of the proxy may determine with respect to any other business as may come before the Annual Meeting or any adjournment thereof.  Shareholders and ADS holders may revoke their proxies at any time before the deadline for receipt of proxies by filing with us (in the case of holders of ordinary shares) or with BNY Mellon (in the case of holders of ADSs), a written notice of revocation or duly executed proxy bearing a later date.

Proxies are being distributed or made available to shareholders and ADS holders on or about May 30, 2018. Certain officers, directors, employees, and agents of ours, none of whom will receive additional compensation therefor, may solicit proxies by telephone, emails, or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares and ADSs.

To the extent you would like to submit a position statement with respect to any of proposals described in the Proxy Statement pursuant to the Israeli Companies law, 1999 (the “Israeli Companies Law”), you may do so by delivery of appropriate notice to Company’s offices (Attention: Chief Financial Officer) located at 23 Hata’as Street Kfar Saba, Israel 44425, Israel, not later than ten days before the Annual Meeting date (i.e., June 18, 2018).

Quorum

At the close of business on May 23, 2018, we had outstanding 130,192,799 ordinary shares. The foregoing number of outstanding ordinary shares excludes 2,641,693 ordinary shares that are held in treasury and have no voting rights. Each ordinary share (including ordinary shares represented by ADSs) outstanding as of the close of business on the record date is entitled to one vote upon each of the matters to be voted on at the Annual Meeting. Abstentions are counted as ordinary shares present for the purpose of determining a quorum.

Under our Articles of Association, the Annual Meeting will be properly convened if at least two shareholders attend the meeting in person or sign and return proxies, provided that they hold shares representing at least 33% of our voting power. If such quorum is not present within half an hour from the time scheduled for the meeting, the meeting will be adjourned for one week (to the same day, time and place), or to later date if so specified in the notice of the meeting. At the reconvened meeting, if there is no quorum within half an hour from the time scheduled for the meeting, any number of our shareholders present in person or by proxy shall constitute a lawful quorum.

Vote Required for the Proposal

The approval of Proposals 1, 2, 7, 9 and 10 are subject to the affirmative vote of holders of at least a majority of the ordinary shares, including those represented by ADSs, voted in person or by proxy at the Annual Meeting.

The approval of Proposal 4, 5, 6 and 8 are subject to the affirmative vote of holders of at least a majority of the ordinary shares, including those represented by ADSs, voted in person or by proxy at the Annual Meeting provided that either: (i) the shares voting in favor of such resolution include at least a majority of the shares voted by shareholders or ADS holders having a “personal interest” in the resolution; or (ii) the total number of shares voted against the resolution by the disinterested shareholders described in clause (i) does not exceed 2% of the Company’s outstanding voting power.

The approval of Proposal 3 is subject to the affirmative vote of holders of at least a majority of the ordinary shares, including those represented by ADSs, voted in person or by proxy at the Annual Meeting provided that either: (i) the shares voting in favor of such resolution include at least a majority of the shares voted by shareholders or ADS holders who are neither (a) “controlling shareholders” nor (b) having a “personal interest” in the approval of the compensation policy; or (ii) the total number of shares voted against the resolution by the disinterested shareholders described in clause (i) does not exceed 2% of the Company’s outstanding voting power.

Under the Companies Law, (1) the term “controlling shareholder” means a shareholder having the ability to direct the activities of a company, other than by virtue of being an office holder. A shareholder is presumed to be a controlling shareholder if the shareholder holds 50% or more of the voting rights in a company or has the right to appoint the majority of the directors of the company or its chief executive officer; and (2) a “personal interest” of a shareholder (i) includes a personal interest of any members of the shareholder’s family (or spouses thereof) or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or the CEO, owns at least 5% of the shares or has the right to appoint a director or the CEO but (ii) excludes an interest arising solely from the ownership of our ordinary shares.

You are required to indicate whether or not you are a controlling shareholder of the Company, or acting on its behalf, and whether you have a personal interest in the approval of the applicable proposal as provided above. If you fail to indicate so on the proxy card, your vote shall not be counted.

If you provide specific instructions (mark boxes) with regard to a proposal, your shares will be voted as you instruct. If you do not mark one of the boxes, your vote shall not be counted.

If you are a shareholder of record and do not return your proxy card, your shares will not be voted. If you hold shares (or ADSs representing shares) beneficially in street name, your shares will also not be voted at the meeting if you do not return your proxy card or voting instruction card to instruct your broker or BNY Mellon how to vote. A broker (and BNY Mellon) may only vote in accordance with instructions from a beneficial owner of shares or ADSs.

Reporting Requirements

We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) applicable to foreign private issuers. We fulfill these requirements by filing reports with the Securities and Exchange Commission (the “Commission”). Our filings with the Commission may be inspected without charge at the Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the Commission at 1-800-SEC-0330. Our filings are also available to the public on the Commission’s website at http://www.sec.gov.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. This Notice of the Annual General Meeting of Shareholders and the Proxy Statement have been prepared in accordance with applicable disclosure requirements in the State of Israel.

PROPOSAL 1

RE-ELECTION OF DIRECTORS

The Company’s Articles of Association provide that other than external directors (who shall be elected and serve in office in accordance with the provisions of the Israeli Companies Law), the directors of the Company shall be elected at the Annual Meeting and shall serve in their office until the next annual general meeting or until they cease to serve in their office in accordance with the provisions of the Articles of Association or applicable law, whichever is the earlier.

As required by the Israeli Companies Law, all director nominees, Kasbian Nuriel Chirich, Dr. Shai Yarkoni, Abraham Nahmias, Dr. Ruth Ben Yakar, Michael Berelowitz and David Braun declared in writing that they possess the requisite skills and expertise, as well as sufficient time, to perform their duties as a director of the Company.

Biographical information about each of the nominees is provided below.

Kasbian Nuriel Chirich co-founded our subsidiary, Cellect Biotherapeutics, in 2011 and has served as Chairman of our board of directors since 2013 and of our subsidiary since inception. Mr. Chirich is an entrepreneur and businessman with extensive financial and business expertise with innovative ventures throughout East Africa and Israel. Mr. Chirich is a real estate developer and was previously the founder and general manager of Leadcom Kasbian, which is credited, among other thing, with establishing the national television of Tanzania and building the infrastructure of two cellular networks in Tanzania. Mr. Chirich serves as the Honorary Consul of Tanzania in Israel.

Dr. Shai Yarkoni co-founded our subsidiary, Cellect Biotherapeutics, in 2011, and has served as our Chief Executive Officer and a director since 2013 and of our subsidiary since inception. Dr. Yarkoni has over 15 years of clinical and management experience in the biopharmaceutical industry. Dr. Yarkoni is a founder of Sne, an Israeli technology transfer company established in 2013. Since 1999, Dr. Yarkoni has also been the Chief Executive Officer and Chairman of GASR Biotechnology, a life sciences consulting and investing firm. From 2009 until 2013, Dr. Yarkoni served as Chief Executive Officer of BioNegev, an international innovation center for biotechnology and life sciences in the Negev region. Prior to that he served as Chief Executive Officer of Target-In Ltd., a developer of therapeutic recombinant proteins for cancer treatment and as Chief Technology Officer and Vice President R&D of Collgard Biopharmaceutical, a tissue therapeutics company, and was an attending OB/GYN specialist practicing for approximately thirteen years. Dr. Yarkoni holds an M.D and Ph.D from the Hadassah Medical School, Jerusalem, Israel, and is a board certified OB/GYN. Dr. Yarkoni is the author of over 60 scientific papers and inventor of approximately 20 patents.

Abraham Nahmias has served as a member of our board of directors since July 2014. Since 1985, Mr. Nahmias has served as a founding partner of Nahmias-Grinberg C.P.A., an accounting firm. Mr. Nahmias serves or has served as a member of the board of directors of several private and public companies including Orad Ltd., Allium Medical Ltd. (TASE: ALMD), Nano Dimension Ltd. (NASDAQ: NNDM) and Eviation Aircraft Ltd. (OTC: EVTNF). Mr. Nahmias holds a B.A. degree in Economics and Accounting from Tel Aviv University, and has had a C.P.A. license since 1982.

Dr. Ruth Ben Yakar has served as a member of our board of directors since July 2014. Dr. Ben Yakar has over 24 years of experience in the biomedical field, including 17 years of management in the biotech industry, leading diverse corporate, business, operational, financial, clinical development, and research activities. Since December 2014, Dr. Ben Yakar has served as the CEO and a director at BioSight Ltd., a clinical-phase biotech company. Since September 2016, Dr. Ben-Yakar has served on the board of directors of Biondvax (NASDAQ: BVXV) and she is also a business consultant to several biomed companies, and a guest lecturer at Lahav, the Recannati Business School of Tel-Aviv University. From 2012 until 2014, Dr. Ben Yakar served as the CEO of Procognia, a biotech company traded on the TASE and from November 2014 to April 2017 she was a director at SHL Medicine (SIX Swiss Exchange: SHLTN). Additionally, from 2012 until 2015, Dr. Ben Yakar was a director at Israel Advanced Technology Industries or IATI. Prior to that, Dr. Ben Yakar served as the CEO of Thrombotech, where she led a multi-center phase II clinical trial and led the company to acquisition. She also served as the Chief Business Officer of YEDA, the technology transfer company of the Weizmann Institute of Science, responsible for the commercialization of the WIS technologies, and was Vice President in several Biotech companies where she led diverse product development activities and clinical and pre-clinical R&D projects. Dr. Ben Yakar holds a PhD Cum Laude from the Weizmann Institute of Science. Her research, in the field of oncology, yielded several prestigious publications and awards.

Michael Berelowitz has served as a member of our board of directors since March 2017. Since 2011, Dr. Berelowtiz has been self-employed as a biopharmaceutical consultant. From 2009 to 2011, Dr. Berelowitz served as Senior Vice President and Head of Clinical Development and Medical Affairs in the Specialty Care Business Unit at Pfizer, Inc. From 1996 to 2009, he served in various other roles at Pfizer, Inc., beginning as a Medical Director in the Diabetes Clinical Research team and then assuming positions of increasing responsibility. Prior to 1996, Dr. Berelowitz spent a number of years in academia. Dr. Berelowitz also serves on the board of directors of Recro Pharma Inc. (NASDAQ: REPH), a clinical stage specialty pharmaceutical company, Kamada Ltd. (NASDAQ: KMDA), a plasma-derived protein therapeutics company focused on orphan indications, and previously served as a director of Oramed Pharmaceuticals Inc. from June 2010 until August 30, 2016. Among his public activities, Dr. Berelowitz has served on the board of directors of the American Diabetes Association, the Clinical Initiatives Committee of the Endocrine Society, and has chaired the Task Force on Research of the New York State Council on Diabetes. He has also served on several editorial boards, including the Journal of Clinical Endocrinology and Metabolism and Endocrinology, Reviews in Endocrine and Metabolic Disorders and Clinical Diabetes. Dr. Berelowitz has authored and co-authored more than 100 peer-reviewed journal articles and book chapters in the areas of pituitary growth hormone regulation, diabetes and metabolic disorders. Dr. Berelowitz holds adjunct appointments as Professor of Medicine in the Divisions of Endocrinology and Metabolism at SUNY - Stony Brook and Mt. Sinai School of Medicine in New York.

David Braun has served as a member of our board of directors since December 2017. Mr. Braun has nearly 20 years of experience spanning across various roles in research and development, operations, business management, merger and acquisition integrations and organizational transformation. Since 2015, Mr. Braun has been the Head of Medical Device Business at Merck KGaA Group. From 2011 to 2015, Mr. Braun was Director of Global Research and Development and Operations at Newell Brands. Prior to that from 2007 to 2011, he was the Vice President in Research and Development and Operations at Biosafe. Mr. Braun has also held various positions in project management and system engineering. He received his Master of Science in applied physics and electro-optical engineering in 1997 at the National High School of Physics of Strasbourg, and has participated in Executive leadership and general management programs at IMD and at the Harvard Business School.

It is therefore proposed that the following resolution be adopted at the Annual Meeting:

“RESOLVED, to re-elect Kasbian Nuriel Chirich, Dr. Shai Yarkoni, Abraham Nahmias, Dr. Ruth Ben Yakar, Michael Berelowitz and David Braun to serve as directors of the Company until the next annual general meeting, or until they cease to serve in their office in accordance with the provisions of the Company’s Articles of Association or any law, whichever is the earlier.”

The Board recommends that the shareholders vote “FOR” the proposed resolution.

PROPOSAL 2

CASH COMPENSATION OF DIRECTOR NOMINEES (OTHER THAN KASBIAN NURIEL CHIRICH AND DR. SHAI YARKONI)

Our compensation committee and board of directors have determined that, subject to the approval by our shareholders of the re-election of Abraham Nahmias, Dr. Ruth Ben Yakar, Michael Berelowitz and David Braun to serve as directors of the Company, each of them shall be entitled to a cash compensation in accordance with the “fixed” amounts of the annual and participation fees, as set forth in regulations promulgated under the Israeli Companies Law concerning the remuneration of external directors (the “Remuneration Regulations”), based on the classification of the Company according to the amount of its capital. Under our compensation policy (the “Compensation Policy”), non-external directors are entitled to the same cash compensation as external directors.

Under the Remuneration Regulations, the current rate of cash compensation payable to each of the aforesaid directors is as follows: NIS 34,200 (approximately $9,550), plus VAT, payable quarterly at the end of each quarter and a participation fee for participating in meetings of the board and committees of the board in the amount of approximately NIS 1,090 (approximately $305), plus VAT payable quarterly at the end of each quarter.

It is therefore proposed that the following resolution be adopted at the Annual Meeting:

“RESOLVED, to approve cash compensation to Abraham Nahmias, Dr. Ruth Ben Yakar, Michael Berelowitz and David Braun in accordance with the Remuneration Regulations.”

The Board recommends that the shareholders vote “FOR” the proposed resolution.

PROPOSAL 3

AMEND AND RESTATE COMPENSATION POLICY FOR COMPANY OFFICE HOLDERS

The Israeli Companies Law requires all public Israeli companies to adopt a written compensation policy for their office holders, which addresses certain items prescribed by the Israeli Companies Law and serves as a flexible framework for executive and director compensation.

In order that the proposed amendment to Kasbian Nuriel Chirich’s compensation terms as described in Proposal 4 below will be in accordance with the Company’s compensation policy, it is proposed to amend and restate the Compensation Policy to increase the maximum bonus payable to the Chairman from four monthly salaries to six monthly salaries. A marked copy of the Compensation Policy indicating the proposed amendments is attached hereto as Exhibit A.

It is proposed that the following resolution be adopted at the Annual Meeting:

“RESOLVED, that the amended and restated compensation policy for the Company’s office holders, in the form set forth in the Proxy Statement is hereby approved.”

The Board recommends that the shareholders vote “FOR” the proposed resolution.

PROPOSAL 4

AMENDMENT TO TERMS OF COMPENSATION OF KASBIAN NURIEL CHIRICH

Kasbian Nuriel Chirich, the Company’s controlling shareholder and Chairman, co-founded our subsidiary, Cellect Biotherapeutics, in 2011 and has served as Chairman of our board of directors since 2013 and of our subsidiary since inception. See Proposal 1 for details regarding Mr. Chirich’s professional experience and background.

Our compensation committee and board of directors determined that it would be appropriate and in our best interests to amend the terms of compensation of Mr. Chirich as follows: (i) increase Mr. Chirich’s monthly salary from NIS 35,000 to NIS 42,000, (ii) increase the maximum bonus payable to Mr. Chirich from four monthly salaries to six monthly salaries, and (iii) grant Mr. Chirich options to purchase 632,710 ordinary shares.

The options will be issued under the following terms: (i) the exercise price per option shall be NIS 1.515, and (ii) the options shall vest over a four-year period with 25% of the options to be vested on March 12, 2019 and the balance shall vest on a quarterly basis thereafter (6.25% every quarter). The options will be fully accelerated in the event of a change of control. The options shall expire 10 years from the date of issuance thereof and all other terms and conditions thereof not specified herein shall be as set forth in the Company’s 2014 Global Incentive Option Scheme.

Subject to the approval of Proposal 3 above, the proposed amendment to the compensation of Mr. Chirich set forth above is in line with the Compensation Policy.

Under the Israeli Companies Law, the amendment to compensation of Chairman requires the approval of the compensation committee, board of directors and shareholders, in that order.

It is proposed that the following resolution be adopted at the Annual Meeting:

“RESOLVED, to amend the terms of compensation of Kasbian Nuriel Chirich, a controlling shareholder and the Company’s Chairman, as set forth in the Proxy Statement.”

The Board recommends that the shareholders vote “FOR” the proposed resolution.

PROPOSAL 5

APPROVAL OF THE TARGETS FOR THE 2018 ANNUAL BONUS GRANT TO KASBIAN

NURIEL CHIRICH AND THE ANNUAL BONUS GRANT IF THOSE TARGETS ARE MET

Kasbian Nuriel Chirich, the Company’s controlling shareholder and Chairman, is entitled to an annual bonus, payable in the discretion of the Company’s board of directors. The annual bonus is awarded based on the achievement of certain targets that are established by the Company’s compensation committee and board of directors.

For 2018, the Company’s compensation committee and board of directors established the following targets that will be considered in the discretionary award of an annual bonus for 2018 to Mr. Chirich, subject to shareholder approval:

Target	Weight
Completion of a minimum capital raise of $10,000,000 during 2018	40%
Completion of a strategic transaction	40%

The remaining 20% of the annual bonus shall be determined in the discretion of the compensation committee and the board of directors. The criteria for meeting the individual targets will be determined by the compensation committee and the board of directors in their discretion.

Subject to approval of Proposals 3 and 4, Mr. Chirich will be entitled to an annual bonus of up to six gross monthly salaries if the above targets are met.

The compensation committee and the board of directors believe the proposed targets to be fair and reasonable and in the best interests of the Company.

It is proposed that the following resolution be adopted at the Annual Meeting:

“RESOLVED, to approve the targets for the 2018 bonus grant to Kasbian Nuriel Chirich, a controlling shareholder and the Company’s Chairman, and the 2018 annual bonus grant if those targets are met, as set forth in the Proxy Statement.”

The Board recommends that the shareholders vote “FOR” the proposed resolution.

PROPOSAL 6

APPROVAL OF THE TARGETS FOR THE 2018 ANNUAL BONUS GRANT TO DR. SHAI YARKONI AND THE ANNUAL BONUS GRANT IF THOSE TARGETS ARE MET

Dr. Shai Yarkoni, the Company’s controlling shareholder and CEO and director, is entitled to an annual bonus, payable in the discretion of the Company’s board of directors. The annual bonus is awarded based on the achievement of certain targets that are established by the Company’s compensation committee and board of directors.

For 2018, the Company’s compensation committee and board of directors established the following targets that will be considered in the discretionary award of an annual bonus for 2018 to Dr. Yarkoni, subject to shareholder approval:

Target	Weight
Completion of a minimum capital raise of $10,000,000 during 2018	20%
Completion of a strategic transaction	10%
Submission of an Investigational New Drug application to the U.S. FDA	15%
Recruitment of a minimum of 6 patients in the Company’s ongoing Phase I/II clinical trial in 2018	20%
FasL production of first clinical batch	15%

The remaining 20% of the annual bonus shall be determined in the discretion of the compensation committee and the board of directors. The criteria for meeting the individual targets will be determined by the compensation committee and the board of directors’ in their discretion.

Dr. Yarkoni will be entitled to an annual bonus of up to six gross monthly salaries if the above targets are met.

The compensation committee and the board of directors believe the proposed targets to be fair and reasonable and in the best interests of the Company.

It is proposed that the following resolution be adopted at the Annual Meeting:

“RESOLVED, to approve the targets for the 2018 bonus grant to Dr. Shai Yarkoni, a controlling shareholder and the Company’s CEO and director, and the 2018 annual bonus grant if those targets are met, as set forth in the Proxy Statement.”

The Board recommends that the shareholders vote “FOR” the proposed resolution.

PROPOSAL 7

APPROVAL OF INDEMNIFICATION AND RELEASE AGREEMENT WITH OFFICERS AND DIRECTORS (OTHER THAN MR. CHIRICH AND DR. YARKONI)

The Israeli Companies Law, our Articles of Association and our Compensation Policy authorize us, subject to the receipt of requisite corporate approvals, to agree in advance to indemnify our officers and directors who shall serve the Company from time to time, subject to certain conditions and limitations.

The Company desires to re-approve the Company’s indemnification and release agreements for the Company’s officers and directors of the Company from time to time (other than Kasbian Nuriel Chirich and Dr. Shai Yarkoni or other officers and directors who are or related to the controlling shareholders). The Company’s form of Indemnification and Release Agreement is attached hereto as Exhibit B.

It is proposed that the following resolution be adopted at the Annual Meeting:

“RESOLVED, to re-approve the form of indemnification and release agreement with officers and directors of the Company from time to time (other than Kasbian Nuriel Chirich and Shai Yarkoni or other officers and directors who are or related to the controlling shareholders) as set forth in the Proxy Statement.”

The Board recommends that the shareholders vote “FOR” the proposed resolution.

PROPOSAL 8

APPROVAL OF INDEMNIFICATION AND RELEASE AGREEMENT WITH MR. CHIRICH AND DR. YARKONI

The Israeli Companies Law, our Articles of Association and our compensation policy authorize us, subject to the receipt of requisite corporate approvals, to agree in advance to indemnify our officers and directors, subject to certain conditions and limitations.

The Company desires to re-approve the Company’s indemnification and release agreements for Kasbian Nuriel Chirich and Shai Yarkoni. The Company’s form of Indemnification and Release Agreement is attached hereto as Exhibit B. Such approval will be valid for a period of three years.

It is proposed that the following resolution be adopted at the Annual Meeting:

“RESOLVED, to re-approve the form of indemnification and release agreement for Kasbian Nuriel Chirich and Shai Yarkoni as set forth in the Proxy Statement.”

The Board recommends that the shareholders vote “FOR” the proposed resolution.

PROPOSAL 9

RE-APPOINTMENT OF THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Company’s audit committee and board of directors recommend that the Company’s shareholders re-appoint Kost, Forer, Gabbay& Kasierer, a member of Ernst & Young Global, as the Company’s independent registered public accounting firm until the next annual general meeting of the Company and authorize the Company’s board of directors to determine its compensation for the fiscal year ending December 31, 2018.

It is proposed that the following resolution be adopted at the Annual Meeting:

“RESOLVED, to re-appoint Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent registered public accounting firm until the next annual general meeting of the Company and to authorize the Company’s Board of Directors to determine its compensation for the fiscal year ending December 31, 2018.”

The Board recommends that the shareholders vote “FOR” the proposed resolution.

PROPOSAL 10

APPROVAL OF INCREASE OF AUTHORIZED SIZE OF BOARD OF DIRECTORS

In accordance with our Articles of Association, our board of directors will consist of not less than five and not more than eight directors, as may be fixed from time to time by our shareholders.   Currently there are eight directors serving on our board of directors.

Our board of directors recommends increasing the size of our board of directors from eight to twelve members to provide flexibility in the future to appoint additional members to the Company’s board of directors.

In accordance with our Articles of Association, any change to the total number of directors serving on our board of directors requires the approval of such change by our shareholders.

It is proposed that the following resolution be adopted at the Annual Meeting:

“RESOLVED, that the Articles of Association be amended to increase the maximum number of directors that may be appointed to the board of directors from eight to twelve.”

The Board recommends that the shareholders vote “FOR” the proposed resolution.

PROPOSAL 11

PRESENTATION OF 2017 FINANCIAL STATEMENTS

The Company’s financial information for the year ended December 31, 2017 is available on can be viewed on U.S. Securities and Exchange Commission website at https://www.sec.gov. The contents of the foregoing website are not part of this proxy.

At the Annual Meeting, the Company will review the audited consolidated financial statements for the year ended December 31, 2017 and will answer appropriate questions relating thereto.

No vote will be required regarding this item.

* * * * * *

Your vote is important! Shareholders and ADS holders are urged to complete and return their proxies promptly in order to, among other things, ensure action by a quorum and to avoid the expense of additional solicitation.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT OR THE INFORMATION FURNISHED TO YOU IN CONNECTION WITH THIS PROXY STATEMENT WHEN VOTING ON THE MATTERS SUBMITTED TO SHAREHOLDER AND ADS HOLDERS VOTE HEREUNDER. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. THIS PROXY STATEMENT IS DATED MAY 24, 2018. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN MAY 24, 2018, AND THE MAILING OF THIS DOCUMENT TO SHAREHOLDERS AND ADS HOLDERS SHOULD NOT CREATE ANY IMPLICATION TO THE CONTRARY.

By Order of the Board of Directors

CELLECT BIOTECHNOLOGY LTD.

Kasbian Nuriel Chirich

Chairman of the Board of Directors

Exhibit A

~~November~~ June ~~29~~__, ~~2016~~2018

Cellect Biotechnology Ltd and its subsidiaries.

(the “Company”)

Amended and Restated Compensation Policy for

Company Office Holders

A-1

1.	The Objective of the Document

The objective of this amended and restated compensation policy (the “Policy”) is to define and describe the Company’s Office Holder compensation policy as required by Amendment No. 20 to the Israeli Companies Law – 1999 (hereinafter: “Amendment 20” and the “Companies Law”, respectively).

It is emphasized that this Policy does not grant rights to the Company’s Office Holders, and the adoption of this Policy in itself does not grant the right to any Office Holder of the Company to receive any of the compensation components described herein. It is the Company’s policy to approve the nomination of all executives who are subject to this Policy by the Company’s Board of Directors. In addition, the compensation amounts and components that an Office Holder will be entitled to receive will be only those that are specifically approved for the Office Holder by the Company’s authorized bodies, and subject to the provisions of any applicable law.

If an Office Holder receives compensation that is less than the compensation contemplated in this Policy, such compensation shall not be considered as a deviation or exception from this Policy, and shall not require the approval of the Company’s shareholders’ meeting that would otherwise be required for approving terms of service and employment that deviate from this Policy.

The Company is a publicly traded emerging biotechnology company (Nasdaq and TASE: “APOP”) that is developing a novel technology platform known as Powered by Cellect™ that functionally selects stem cells from a mixed population of cells in order to improve the safety and efficacy of regenerative medicine stem cell therapies. Based in Israel, the Company is an active player in global markets, with the goal of becoming the standard enabling technology for the enrichment of the stem cell population for companies developing stem cell therapies, physicians practicing regenerative medicine, and for researchers and academia engaged in stem cell research.

In order to remain competitive in the international markets, the Company must be able to attract and retain internationally top-level talented professionals with the unique and necessary skills set. Therefore, and in light of the Company’s status as an Israeli company with a global footprint, it aims to adopt compensation policies and procedures that match those of global companies of similar complexity, while complying with applicable local laws and customs, and treating our Office Holders fairly and consistently on a global basis and providing them with competitive compensation packages.

This Policy will apply to compensation approved after the date of its adoption by the Company’s general shareholders’ meeting.

The masculine form is used in this policy for convenience purposes only and it refers to both women and men equally.

2.	Definitions

Unless otherwise defined, capitalized terms used herein shall have the meanings ascribed to them in this Paragraph 2.

“Advance Notice Period” – the period of time following notice of termination of employment or services agreement, after which termination will become effective.

“CEO” – with respect to the CEO position the definition shall refer to CEO and/or President.

“Salary Cost” or “Management Fees” –With respect to each Officer Holder, the Company’s cost of engagement with regards to the Fixed Component, including Related Benefits, as mentioned in Section 8.3, including any tax or other deductions required of the Company in connection with the engagement, and excluding accounting provisions in respect of past commitments and VAT, all on a monthly basis.

“Equity-based Payment” – options, restricted shares, restricted stock units and any other equity based payments settled with the Company’s shares.

“Fixed Component” – payments in respect to employment or services that are provided, that do not depend on variables that are unknown at the time that the payment is determined. This component includes salary, pension, severance pay, annual paid vacation, loss-of-work-capacity insurance, employer National Insurance contributions, signing bonus and tax gross-ups.

“Office Holder” – as defined in the Companies Law, as may be amended from time to time, and correct as to the adoption date of this Policy – Chairman of the Board1, Directors, Chief Executive Officer (the “CEO”), Deputy General Manager, Chief Officers, any person performing such function in the Company even if under a different title and managers directly subordinate to the CEO.

“Senior Staff” – the Company’s Chief Officers and those performing management functions directly subordinate to the CEO (not including the Chairman of the Board of Directors).

“Severance Grants” – payment or any other benefit awarded to an Office Holder in connection with termination of his position at the Company. These payments are on top of any severance payments required by applicable law.

“Variable Component” – payments that depend on variables that are unknown at the time that the payment is determined. This component includes annual bonus, special cash incentives, options and Equity-Based Payments that may be performance and/ or time based.

3.	Background

On December 12, 2012, Amendment 20, which sets forth certain obligations with respect to the adoption of a compensation policy for Office Holders, entered into effect. The Company adopted compensation policy for the first time on January 12, 2014 which will be terminated on January 11, 2017. Moreover the Company completed up-listing to the Nasdaq on August 3, 2016. Hence, the company present its new compensation policy for the next three years

Pursuant to the Companies Law, this Policy will be brought to the approval of our shareholders and, once adopted, and unless determined otherwise by our Board of Directors, shall serve as our Compensation Policy for the three year period commencing as of its adoption by our shareholders.

4.	The Objective of the Compensation Policy

The purpose of this Policy is to serve as an instrument in the hands of the Company’s Board of Directors and management to advance the goals and work plans of the Company, including with a view for the long term, by:

4.1	Creating a reasonable and appropriate set of incentives for the Company’s Office Holders while taking into consideration, inter alia, the Company’s characteristics, business activity, risk management policy and work relations.

4.2	Providing the tools necessary for recruiting, motivating and retaining talented and skilled Office Holders in the Company, who will be able to contribute to the Company and maximize its profits.

4.3	Putting an emphasis on performance based compensation, and tying the Office Holders to the Company and its performance, by matching the Office Holders’ compensation to their contribution to the Company.

4.4	Creating a proper balance between the various compensation components (such as Fixed Component versus Variable Component and short-term versus long-term).

The combination of the various compensation components described in this document is intended to create a balance and an appropriate ratio between fixed compensation and variable compensation so as to create a performance based compensation system that promotes the Company’s goals and corresponds with its risk management policy.

1 And for the avoidance of doubt, including executive chairman, if applicable.

5.	Parameters for Examining the Compensation terms

Presented hereunder are the parameters that will be considered by the Company when examining the compensation terms of the Company’s Office Holders:

5.1	The Office Holder’s education, skills, expertise, professional experience and achievements.

5.2	The Office Holder’s position and level of responsibility and previous employment or services agreements.

5.3	The Office Holder’s contribution to the Company’s performance, profits and stability.

5.4	The level of responsibility borne by the Office Holder due to his position in the Company.

5.5	The need of the Company to retain the Office Holder in view of the Office Holder’s special skills, knowledge and/or expertise.

5.6	The ratio between the Fixed Components and the Variable Components of such compensation terms and its compatibility with this Policy.

6.	Ratio between the Office Holders’ Compensation and Compensation of other Company Employees

When determining the compensation terms of the Company’s Office Holders, one of the aspects that will be examined is the ratio between the terms of service of each one of the Company’s Office Holders and the average and median cost of employment of the Company’s employees (including contract workers) and such ratio’s effect on work relations in the Company, all as further detailed in the Companies Law. In the course of preparing this Policy, the Compensation Committee and Board of Directors examined the ratio between the total compensation of Office Holders that derives from the adoption of this Policy and the average and median cost of employment of the Company’s employees as of November 2016, which are $6,247 and $3,753 respectively. The Compensation Committee and Board of Directors determined that these ratios are reasonable and are not expected to have a negative effect on work relations in the Company.

* For the convenience of the reader, the amounts have been translated from NIS into U.S. dollars, at the representative rate of exchange on November 28, 2016 (U.S. $1 = NIS 3.85).

7.	The Compensation Terms – General

7.1	The compensation terms proposed to an Office Holder of the Company will be determined with reference to the existing compensation terms of other Company Office Holders and may take into consideration the compensation terms for Office Holders in similar positions in comparable companies (operating in a similar industry, with similar financial performance and market capitalization).

7.2	The Company will be permitted to grant the Office Holders (all or part) a compensation plan that includes a salary and related benefits, commissions (for Office Holders filling certain positions), a cash award (bonus) and/or Equity-Based Payment.

7.3	Furthermore, the Company may provide arrangements for the termination of work relations, which will take into account accepted industry practice and the Company’s customary practices as further detailed in Paragraph 8 below.

7.4	Regarding compensation paid to Office Holders in New Israeli Shekels, the USD:ILS conversion rate would be calculated on a monthly basis.

7.5	For the avoidance of doubt, in the event that an Office Holder serves in more than one position overseen under this Policy, the higher compensation cap shall serve as the Office Holder maximum compensation.

7.6	In accordance with Regulation 1(b)3 of the Companies Regulations (Relief with respect to Interested Parties Transactions), 2000, a Non-Substantial Change in the terms of office and employment of an Officer who is subordinate to the CEO as stated in Articles 272(c) and (d) of the Companies Law, will not require the approval of the Compensation Committee if was approved by the CEO and is within the limits set out in this Compensation policy.

“Non-Substantial Change” means, an increase of up to 5% of the Salary Cost per year during the period of 36 months.

8.	The Fixed Component

8.1	General

8.1.1	The Salary Cost / Management Fees constitutes a fixed compensation the purpose of which is to compensate the Office Holder for performing his position in the Company and for performing the ongoing duties required by his job.

The Salary Cost / Management Fees of the Office Holder will be determined in the negotiation regarding his engagement with the Company, according to the parameters detailed in Paragraphs 4 and 5 above, and may take into consideration the existing salary terms of other Company Office Holders, as well as reference to accepted salary terms in the market and industry for Office Holders holding similar positions in comparable companies2.

8.1.3	The maximum Salary Costs are detailed below based on a full time position (100%) assumption. The maximum Salary Cost of the CEO or Senior Staff who is a part time employee of the Company, will be adjusted taking into consideration such partial position and its effects.

8.2	Salary Cost or Monthly Management Fees

Chairman of the Board

8.2.1	The monthly Salary Cost / Management Fees of the Chairman of the Board shall not exceed US$20,000.

The Company’s CEO

8.2.2	The monthly Salary Cost / Management Fees of the CEO shall not exceed US$40,000.

Senior Staff

8.2.3	The Monthly Salary Cost / Management Fees of each Senior Staff shall not exceed US$32,000.

Changes in the salary terms of the Office Holders mentioned above will be made pursuant to the requirements of applicable law.

8.3	Related Benefits

The Chairman of the Board, CEO and Senior Staff will each be entitled to certain benefits (“Related Benefits”), including social benefits as provided under applicable law. In addition, their salary package can include additional benefits, such as use of a car/car expenses (including grossing up the related tax), an annual paid vacation that is longer than that prescribed in applicable law, phone and communication costs, health insurance, etc. These benefits will be as determined by the Company on the date of the approval of the employment or services agreement, and may be examined from time to time and be adjusted by the Compensation Committee subject to such applicable law.

2 The Salary Cost / Management Fees for Office Holder whose compensation is paid against an invoice will be deducted by 30% of the received fee (i.e. the received fee divided by 1.3).

8.4	Sign-on bonus

CEO and Senior Staff may be eligible, in connection with their nomination, to receive a sign-on bonus, at the discretion of the Compensation Committee and the Board of Directors, which shall not exceed US$200,000 and US$100,000 for CEO and Senior Staff, respectively, subject to a vesting period (i.e. working period) of at least 3 years, as will be determined by the Board of Directors. Signing bonus, as to be granted to the Office Holder, shall be considered as part of the Fixed Components, given that is not contingent on achieving goals.

9.	Advance Notice and Severance Terms

9.1	Advance Notice

9.1.1	The Advance Notice Period for termination of employment or services of Senior Staff will be determined on an individual basis with CEO and each Senior Staff member, with reference to the parameters detailed in Paragraph 5 above, the Advance Notice Periods prescribed in the agreements of other Office Holders and the Advance Notice Periods accepted in the market and industry for Office Holders in similar positions.

9.1.2	With respect to Senior Staff who on the date of the approval of this Policy has a personal employment or services agreements already in effect, which contains a defined Advance Notice Period, there will be no change in this period as provided in their employment agreements.

9.1.3	In any event, the Advance Notice Period of the CEO, Senior Staff and chairman of the board is limited to up to 6 months, 4 month and 3 month respectively.

9.2	Severance Grants

9.2.1	The Company’s Board of Directors will be permitted to approve compensation terms which include award of Severance Grants as indicated hereunder, in addition to the requirements of any applicable law.

9.2.2	The entitlement to a Severance Grant, in terms of CEO, the Senior Staff and chairman of the board monthly salaries, shall not exceed 6 monthly salaries, 4 month salaries and 3 month salaries (on a Salary Cost / Management Fees basis), respectively (the “Severance Grant Cap”).

9.2.3	The Severance Grants will be discussed by the Compensation Committee that will provide its recommendation to the Board of Directors, both of which will consider the following:

●	The Office Holder will be entitled to the lower of: (i) the Severance Grant determined in his employment or services agreement; (ii) 6 monthly salaries until twelve months of employment or services provided to the Company, provided, however, that no severance will be paid if termination occurs within the first twelve months from the commencement of employment or service with the Company.

●	Throughout his engagement the Office Holder has made a significant contribution to advancing the Company’s business.

●	The Office Holder is not leaving the Company’s employment or services under circumstances justifying the non-payment of severance pay and upon termination of engagement the Office Holder has entered into a general release agreement, releasing the Company from all claims.

●	The Company’s CEO (or Chairman of the Board in the event of the CEO retiring) recommendation regarding payment of a severance grant.

●	The compensation terms awarded to such Office Holder throughout the terms of employment or services.

●	The Company’s performance throughout the terms of Office Holder’s employment or services.

10.	The Variable Component

10.1	Annual Cash Bonus

10.1.1	The Company is permitted to grant an annual cash bonus (the “Bonus”) to the Chairman, CEO and Senior Staff as part of their compensation package.

10.1.2	The entitlement to a Bonus will be determined as follows: (i) according to measureable criteria (hereinafter: the “Measureable Bonus”) and qualitative criteria (hereinafter: the “Discretionary Bonus”).

10.1.3	Chairman, CEO or Senior Staff who has worked at least 12 months during the calendar year will be entitled to a proportionate annual bonus according to his or her period of engagement, insofar as he or she is entitled to a Bonus.

10.1.4	The Measurable Bonus shall be composed of general measureable parameters based on the Company’s performance (the “Company Parameters”) and specific measureable parameters tailored for the Chairman, CEO and each of Senior Staff of the Company (the “Specific Parameters”).

The Company Parameters’ weight of the total Measurable Bonus will be at least 40%.

10.1.5	The Company Parameters will be established and approved by the Board of Directors for each applicable year, and may include, inter alia:

●	The initiation or completion of clinical trials.

●	The completion of an in-license or an out-license deal.

●	The execution of commercial cooperation deals.

●	The approval to market a new product.

●	The commencement of a revenue stream.

●	The realization of expense budget targets or cash flow.

●	Fund raising.

●	The Company’s Market capitalization

10.1.6	The specific parameters for the Senior Staff will be determined by the CEO, and for the CEO and Chairman by the Compensation Committee and the Board of Directors.

Bonus for Senior Staff may be granted without determining measurable parameters subject to the maximum bonus limit set out in section 10.1.8 bellow.

10.1.7	The Company Parameters and the Specific Parameters for each of the relevant Office Holder will be determined for each applicable year, no later than March 31st of each year. These parameters will be based on the Company’s strategic business plan objectives, and each Office Holder’s main responsibilities and contributions to such objectives during the following year.

Maximum Bonus Amounts

10.1.8	The maximum Bonus[3] is limited as follows:

Position	Chairman	CEO	Senior Staff
maximum Bonus (on a monthly Salary Cost / Management Fees basis)	~~4~~6	6	5

The Discretionary Component Bonus (For the CEO and Senior Staff)

10.1.9	The CEO and each Senior Staff will be entitled to a Discretionary Bonus that will be approved by the Compensation Committee and the Board of Directors, while taking into consideration their performance in that year. The criteria that will be used to determine the eligibility to a bonus in respect to this component will include, inter alia:

●	The Office Holder superior’s evaluation of the personal contribution to the Company’s performance, achieving its objectives.

●	The Office Holder superior’s evaluation of the quality of the performance.

●	A material change in the Office Holder’s duties.

●	Compliance with internal procedures, legal and/or regulatory objectives.

●	The Office Holder’s level of responsibility.

3 Including the Discretionary Bonus, as detailed in section 10.1.10.

10.1.10	The Discretionary Bonus for CEO and Senior Staff shall not exceed 2 monthly salaries (on a Salary Cost / Management Fees basis), subject to approvals as required by applicable law.

10.1.11	For the avoidance of doubt, the total Bonus (the Measurable Bonus and the Discretionary Bonus) shall not exceed the amounts mentioned in section 10.1.8 above.

Bonus Adjustments

10.1.12	The Company’s Board of Directors shall have the authority to reduce the variable cash compensation components mentioned above in this document, at its full and exclusive discretion, if the circumstances are found to justify such a reduction.

Repayment of Compensation Granted on the Basis of Incorrect Financial Information (Clawback)

10.1.13	An Office Holder will be required to return to the Company any surplus amounts that he was paid as part of his employment or services terms, if they were paid on the basis of information that was found to be incorrect and was restated in the Company’s financial statements during 3 years following the approval of the annual bonus by the authorized organs. The authorized organs shall decide upon the timing, form and terms of such repayment. It is clarified that a restatement following a change in an accounting policy or the first time adoption of an accounting policy shall not result in the Company demanding from the Office Holder to return bonus amounts that were paid.

10.1.14	The amount of the surplus payments will be determined according to the difference between the amount that was actually received by the Office Holder and the amount that would have been received according to the amended data restated in the Company’s financial statements.

10.2	Equity-Based Payment

10.2.1	The Company reserves the right to grant Equity-Based Payment, according to the equity compensation plans that were and will be adopted from time to time and subject to any relevant law.

10.2.2	The Company’s Office Holders who are Israeli citizens may be granted options to purchase its shares in accordance with the requirements of Section 102 of the Israeli Income Tax Ordinance, as may be amended from time to time.

10.2.3	The yearly economic value of the Equity-Based Payment will be calculated by dividing the fair value of the benefit (based on financial models used for financial reporting purposes) at the grant date by the number of years until the vesting of the last tranche (linear division) ( the “Yearly Economic Value”). Determination of Yearly Economic Value of Equity-Based Payment shall be made disregarding any equity based payment granted prior to the adoption of the Policy.

Maximum Yearly Economic Value of Equity Based Payments:

Chairman	CEO	Senior Staff	Directors
250% of the yearly Salary Cost/Management Fees and not more than 2% of the Company’s fully diluted share capital.	250% of the yearly Salary Cost/Management Fees and not more than 3% of the Company’s fully diluted share capital.	200% of the yearly Salary Cost/Management Fees and not more than 2% of the Company’s fully diluted share capital.	Yearly Economic Value of US$75,000.

10.2.4	The Company’s Board of Directors shall have the authority to set a limit to the Equity- Based Payment mentioned above in this document, at its full and exclusive discretion.

10.2.5	For each Equity-Based Payment that does not include performance-based vesting a period of at least 3 years from the grant date will be required until the full vesting, for the Chairman of the Board, CEO, Senior Staff and board members[4].

10.2.6	The Company has the right to define other specific performance terms (other than service period) in relation to the Equity-Based Payment for each Office Holder, including specific performance-based vesting conditions (without defining specific service period).

10.2.7	Additional terms including eligibility upon termination, eligibility for accelerated vesting upon pre-defined events such as M&A or change of control events, adjustments for cash dividends, stock split, etc., will be consistent with the definitions of the equity-based compensation plans that were or will be adopted by the Company, with reference to the accepted terms in the market of such plans.

11.	Ratio between the Fixed Compensation Components and the Variable Components

11.1	The ratio between the Variable Components and the Fixed Component shall not exceed the following[5]:

Chairman	CEO	Senior staff
3.5	4	3

12.	Directors’ Remuneration (Other than the Company’s Chairman of the Board)

12.1	The remuneration of the Company’s external directors and independent directors (as defined by Israeli law)[6] will be determined according to the Companies Regulations (Rules Concerning Remuneration and Expenses for an External Director) – 2000 (“the Remuneration Regulations”), and may include equity grants.

12.2	The Company’s non-external and non-independent directors (as defined by Israeli law), other than the Chairman of the Board of Directors and any director who also serves as an officer, shall receive a fixed payment and remuneration that will be determined pursuant to the Remuneration Regulations, as if they were External Directors[7]. In addition, each director may be eligible for Equity-Based Payment limited to a Yearly Economic Value of US$75,000, with a vesting period of at least 3 years, as will be determined by the Board.

13.	Release, Indemnification and Insurance of Office Holders

13.1	Insurance of Directors and Office Holders

Directors and Office Holders will be covered by a directors and officers liability insurance policy that will be maintained by the Company according to applicable law. The terms of such policy shall provide for coverage of up to US$ 25,000,000 (per claim and in the aggregate), provided that the annual premium shall not exceed the higher of US$200,000 or 1% of the maximum coverage amount. Such insurance coverage may include Directors’ and officers’ liability insurance with respect to specific events, such as public offerings, or with respect to periods to time following which the then existing insurance coverage ceases to apply, such as, by way of example only, “run-off” coverage following a termination of service or employment or in other circumstances.

13.2	Release and Indemnification Letters to Directors and Office Holders

The Company may provide release and indemnification letters to the directors and Office Holders according to the version approved from time to time by the authorized bodies of the Company. The overall amount of the indemnification to the Office Holders shall not exceed a percentage of the Company’s equity as specified in the Company’s articles of association (25% on the date of drafting the policy) according to the most recent financial statements issued before the actual date of paying the indemnification.

4 Equity based payment to external and independent directors (as defined under Israeli law) will be subject to the Remuneration Regulations (as defined in Section 12.1 below).

5 The ratio calculation does not take into account the theoretical maximum value of the Sign-On payment as described in section 8.4.

6 The compensation of independent directors as defined under applicable Nasdaq rules other than directors who are subject to Section 12.1 will be governed by Paragraph 12.2.

7 Reference to the Remuneration Regulations is made as a benchmark reference, and not as a legal requirement.

Exhibit B

INDEMNIFICATION AND RELEASE INSTRUMENT

Signed On The __ Day Of ___ 2018

BY

Cellect Biotechnology Ltd.

Of 23 Ha’taas Street

Kfar-Saba

(Hereinafter: “The Company”)

Of The First Part;

AND BETWEEN

[                   ]

(Hereinafter: “The Officer”)

Of The Second Part;

WHEREAS	The Company is interested in adding the best Officers, as defined below to its services (Hereinafter: “The Officers”);

AND WHEREAS	For the purpose of performing their functions in the Company on the best possible footing the Officers require protection in respect of their functions in the Company and/or in its subsidiary companies, integrated companies and other entities in which the Company is involved from a business aspect by way of insurance, an indemnification and release undertaking and all in accordance with the provisions in the Companies Law, 5759 – 1999 (Hereinafter: “The Law”) and the Company’s Articles;

AND WHEREAS	To allow the Officers in the Company to perform their functions on the best possible footing, the Company wishes to afford to them the broadest possible indemnification undertaking pursuant to the provisions in the Law and the Company’s Articles of Association;

B-1

Therefore, It Is Declared, Stipulated And Agreed Between The Parties As Follows:

1.	Preamble, Headings And Definitions

1.1.	The preamble to this agreement constitutes an integral part hereof.

1.2.	The headings of the sections in this agreement are intended solely for convenience purposes and will not serve as an aid to interpreting this agreement and/or any of its provisions.

1.3.	For the purpose of this agreement, an “Officer” means, whoever serves from time to time in the Company as a senior Officer, as this term is defined in Section 37 to the Securities Law, 5728 – 1968, including but not limited to an Officer in the Company, serving on behalf of a Company in another Company, subsidiary Company of the Company, and including but not limited to a private Company under its control through which such an Officer in the Company and/or its subsidiary Company acted.

2.	Indemnification

2.1.	The Company hereby irrevocably undertakes that it will indemnify an Officer in the broadest manner permitted pursuant to the provisions in the Company’s Articles and the law, and subject to the provisions in this agreement, due to an act and/or omission committed and/or to be committed and/or deriving therefrom (Hereinafter: “Action”), including but not limited to actions committed before the date this agreement is signed, by virtue of him being an Officer in the Company or the Company’s representative, including but not limited to its subsidiary companies, integrated companies and other entities, for the instances detailed below and subject to the provisions in Sections 2.2 and 2.3. below (Hereinafter: “The Indemnification Cases”):

2.1.1.	A financial liability imposed upon the Officer in favor of another person pursuant to a judgment, including but not limited to a judgment rendered in a settlement or arbitrator’s ruling approved by a court.

2.1.2.	Reasonable litigation expenses, including but not limited to attorneys fees, expended by the Officer due to an investigation or proceeding conducted by an authority authorized to conduct an investigation or proceeding and which ended without an indictment being filed against him and without any financial liability being imposed as an alternative to criminal proceedings, or that ended without an indictment being filed against him however a financial liability was imposed as an alternative to criminal proceedings for an offense that does not require proof of criminal intent or in connection with a financial sanction.

The proceeding ending without an indictment being filed in respect of a matter that a criminal investigation was opened in relation thereto within the meaning of the file being closed pursuant to Section 62 to the Criminal Procedure Law (Consolidated Version), 5742 – 1982 (“Criminal Procedure Law”) or stay of proceedings by the Attorney General pursuant to Section 231 to the Criminal Procedure Law.

“Financial Liability As An Alternative To Criminal Proceedings”, means a financial liability imposed by law as an alternative to criminal proceedings, including but not limited to an administrative fine pursuant to the Administrative Offenses Law, 5746 – 1985, a fine in respect of an offense determined as an offense punishable by a fine pursuant to the provisions in the Criminal Procedure Law, financial sanction or ransom.

2.1.3.	Reasonable litigation expenses including but not limited to attorneys fees, expended by the Officer or charged by a court, in a proceeding filed against him by the Company or in its name or by another person, or in a criminal charge from which he was acquitted or a criminal charge in which he was convicted of an offense that does not require proof of criminal intent.

2.1.4.	Any liability or other expense imposed upon him or expended, due to an action taken by virtue of him being an Officer in the Company for which he can be indemnified pursuant to the provisions in any law.

2.1.5.	Other expenses expended by the Officer in connection with an administrative proceeding conducted concerning him, including but not limited to reasonable litigation expenses, including attorneys’ fees.

In this respect “Administrative Proceeding” – a proceeding pursuant to Chapters H3 (Imposition Of Financial Sanction By The Security Authority), H4 (Imposition of Administrative Enforcement Measures By The Administrative Enforcement Committee) or I1 (Arrangement To Avoid Initiation Of Proceedings or Terminating Proceedings, Stipulated Upon Conditions), to the Securities Law, as amended from time to time, and a proceeding pursuant to Part D of Chapter Seven in Schedule Nine to the Companies Law and subject to any law, any proceeding similar to these, no matter what it is called;

2.1.6.	Payment to the party injured by a violation as stated in Section 52BBB (a) (1) (a) to the Securities Law.

2.2.	The indemnification for the head of damage in accordance with Section 2.1.1. above alone will be limited to the events detailed below, which the Company’s Board of Directors found to be foreseeable, in light of the Company’s activity on the date the engagement under this agreement was approved – July 2012:

2.2.1.	An action filed against the Officer by a person and/or corporation and/or body and/or authority operating pursuant to the law.

2.2.2.	A sum of money the Officer is charged by the body and/or authority operating pursuant to the law.

2.2.3.	And offer, issue and buy back of securities, including but without derogating from the generality of the above, securities offers made or will be made by the Company to the public and/or not to the public including purchase offers and other proceedings, pursuant to prospectuses or other documents, and in connection with other actions associated with the Company’s capital.

2.2.4.	Actions deriving from the fact that the Company is a public Company and/or from the fact that its securities were offered to the public and/or traded on a stock exchange, including from the giving of notices and/or reports and/or avoiding filing such a report or notice.

2.2.5.	Actions taken by the Company in the transactions field in which it performs, its holdings, investments, industry, trade, development, finances, investment in securities and purchasing securities or other rights in corporations and the rest of the Company’s and the integrated corporations activities permitted or will be permitted pursuant to the law, whether in the stages before performance, during the course thereof or thereafter.

2.2.6.	Actions and events that influenced or were likely to have materially influenced the Company’s profitability or its property or rights or undertakings.

2.2.7.	Actions associated, without derogating from the generality of the provisions above, with the purchase or sale, partial or full, of companies, legal bodies and assets, collaboration agreements, ventures and management agreements.

2.2.8.	Events associated with the employees and employer – employee relations employment conditions, including but not limited to being hired, employment and non-employment, promoting employees, handling pension arrangements, insurance and savings funds, options and other benefits, hygiene at work and such like.

2.2.9.	An action associated with the Company’s commercial relations including external contractors, customers, suppliers and service providers and any other third party.

2.2.10.	Employment within the meaning thereof in Section 1 to the Companies Law, including negotiations to engage in a transaction, action, transfer, sale, purchase and charge of assets and undertakings, including but not limited to the purchase, sale, possession, investment and receipt of rights in securities and rights in various corporations, and the granting of receipt of a right in any one of them, receipt of credit and the granting of securities, and any action associated, directly or indirectly with such a transaction.

2.2.11.	An action in connection with licenses and permits expenses, including but not limited to approvals and/or exemptions concerning restrictive trade practices, supervision of foreign currency and the chief scientist.

2.2.12.	Reports, notices and applications for approval (as well as the actions establishing them) from judicial and administrative authorities, including but not limited to the Anti-Trust Authority, Income Tax, Information Databases Registrar, Companies Registrar and the Trade Marks Registrar, Pledges Registrar, Land Registrar, Securities’ Authorities, Securities Stock Exchange and such like whether in Israel or in England, Germany and other countries around the world.

2.2.13.	Any legal proceeding, whether in Israel or overseas, regarding issues connected, directly or indirectly to the environment or procedural statutory provisions or standards as applicable in Israel or overseas in connection with the environment and concerning, inter alia pollution, protecting health, manufacturing procedures, distribution, use, handling, storage and transporting of dangerous substances and including but not limited to bodily injuries, damage to property and environmental damages.

2.2.14.	Any legal proceeding, in Israel or overseas regarding issues connected directly or indirectly to restrictive trade practices including restrictive arrangements, mergers and monopolies.

2.2.15.	A change in the Company’s structure or reorganization or any resolution in respect thereof, including but without derogating from the generality of the provisions above, merger, division, arrangement between a Company and its shareholders and creditors pursuant to the Companies Law, allocation and distribution, winding up and sale thereof, change in the Company’s capital, or the capital of the subsidiary companies, including but not limited to the purchase, holding, winding up or sale thereof.

2.2.16.	Expression, statement including but not limited to expressing a position or opinion made in good faith by the Officer during the course of executing his function and by virtue of his role, including but not limited to within the framework of Board of Directors meetings or any of its committees.

2.2.17.	Any action that caused bodily injury, illness, death, damage to property including but not limited to loss of use thereof.

2.2.18.	Any action that led to not executing proper insurance arrangements.

2.2.19.	Any action, act and/or omission leading to an uninformed violation of any rights in connection with intellectual property, including but not limited to patents, designs, copyrights and such like.

2.2.20.	Any action in connection with taking loans, changing the terms thereof and anything related to the relations with the Company’s creditors and/or the Company’s debts toward it.

2.3.	Subject to the provisions in Section 9 below, in connection with receiving any amounts from an Insurer, the indemnification amount due to a financial liability imposed upon the Officer in favor of another person as stated above in Section 2.1.1 pursuant to this instrument will be limited to the higher amount between an amount equal to 25% of the Company’s equity pursuant to the Company’s last reviewed or audited consolidated financial statements, preceding the payment date, or – insofar as this is insufficient to meet the Company’s existing and foreseeable undertakings to its bondholders (Series A) - to a sum of 5 (Five) Million US Dollars, and this to each one of the Officers individually and all severally, for a single peril and cumulatively (Hereinafter: ’The Maximum Indemnification Amount”).

3.	Advances

3.1.	Pursuant to the Officer’s request and subject to the provisions in Sections 5 and 6 below, the Company will pay him an amount (or amounts) in advance that he will require for the purpose of paying reasonable litigation expenses including attorneys fees in relation to the indemnification instances stated in Section 2 above (Hereinafter: “Advance”).

3.2.	The Officer undertakes that in the event it is decided that he is not entitled to indemnification pursuant to the provisions in the agreement and/or the Law, he will compensate the Company for any advance paid to him in advance as stated above.

3.3.	Upon the occurrence of an event in respect of which the Officer is likely to be entitled to indemnification in accordance with the provisions in this indemnification instrument and in the extent the insurance Company delays for any reason payment of the insurance proceeds within the framework of the Officers insurance policy, the Officer will be entitled to receive from the Company, from time to time, the monies he requires to cover the expenses and other payments of various kinds associated with the handling of that legal proceeding associated with the event, including but not limited to investigation proceedings, by such a manner that the Officer will not be required to pay them or fund them himself, and all subject to the terms and provisions fixed in this indemnification instrument and subject to the provisions in sub-sections 3.1. and 3.2. above.

4.	Notices And Legal Defense

If an action is filed against an Officer or if a proceeding is opened against him or it is feared that a legal proceeding will be opened against an Officer, the Officer will act in accordance with the provisions below:

4.1.	The Officer undertakes to notify the Company in writing immediately upon receiving notice or knowledge of a claim or threat of a claim being filed or any proceedings being opened in relation to the indemnification events.

4.2.	The Officer undertakes to remit to the Company or a third party in accordance with its instructions without delay any document he received or will receive in connection with the provisions above.

5.	Exceptions To Indemnification

5.1.	The indemnification stated above in Section 2 will not apply in respect of:

5.1.1.	A breach of the fiduciary duty toward the Company or toward its subsidiary Company or an integrated Company or any other body, unless the Officer acted in good faith and had reasonable grounds to assume that the action would not prejudice the Company’s best interests or that of the subsidiary Company or an integrate Company or other body.

5.1.2.	A breach of the duty of care that was intentional or reckless, unless negligently only.

5.1.3.	An action with intent to unlawfully reap a personal gain.

5.1.4.	A fine or ransom imposed upon him.

5.2.	The Company will not indemnify an Officer upon the occurrence of an indemnification event should, and for such an event the Officer is actually paid by virtue of an insurance policy or section or other indemnification agreement, other than an amount that exceeds the amount paid by virtue of the insurance policy or the other indemnification agreement.

6.	The Officer’s Undertakings

Notwithstanding all of the above, in respect of any claim or other proceeding associated with the indemnification invent, the Officer undertakes to act in good faith and to cooperate with the Company and to act in accordance with the provisions below:

6.1.	The Company will be entitled to participate and to take part in all or some of the legal handling of the matter and/or to remit the handling thereof to any attorney that the Company chooses for this purpose at its responsibility and its expense, if within 30 days of receiving the Officer’s notice as stated above, the Company (or the Insurer) did not assume the handling of the Officer’s defense against the proceeding or if the Officer and/or the Company’s counsel objects to representing him, the Officer will be entitled to remit the handling of his defense to an attorney of his choice (Hereinafter: “The Other Attorney”). The Company will indemnify the Officer for the other attorney’s fees, provided that the fees paid to the other attorney are reasonable.

6.2.	The Officer will cooperate fully with the Company and its legal advisors and will assist them, insofar as necessary, including but not limited to giving a power of attorney and other documents that are required.

6.3.	Pursuant to its decision, the Company will be entitled to retain an attorney to manage the proceedings as stated above and reach arrangements in these proceedings pursuant to his recommendation, this provided that the Officer does not object based on reasonable grounds to the attorney that is selected by the Company and/or the arrangements that are reached and recommended and that there is no conflict of interests between the Company and the Officer.

6.4.	The Company will notify the Officer of its intention to manage the defense as stated above. Upon such notice being given, the Company will not be bound by this agreement to indemnify the Officer for the litigation expenses including attorneys’ fees, expended by the Officer in relation to managing the legal defense.

6.5.	In the event the Officer rejects a settlement arrangement as stated in Section 6.3, the Company will not be obligated to indemnify the Officer under this agreement for any amount paid by him pursuant to the settlement arrangement conditions obtained in the claim, demand or other proceeding as stated above which he chose to litigate himself, if the Company did not consent in advance to the settlement arrangement and in any event the Company will only indemnify him of the settlement arrangement amount he rejected.

7.	Changing The Indemnification Amount

7.1.	This indemnification instrument does not limit the Company or prevent it from increase the maximum indemnification amount due to the events subject matter of the indemnification, whether the insurance amounts under the Officer’s insurance policy are reduced or if the Company cannot obtain Officers insurance that covers the events subject matter of the indemnification pursuant to reasonable conditions or for any other reason provided that such a decision is made through the ways fixed in the Companies Law.

7.2.	The Company’s undertakings pursuant to this indemnification instrument will be broadly construed and by such a manner that is designed to fulfill them, insofar as permitted by law, for the purpose for which it was designed. In the event of a conflict between any of the provisions in this indemnification instrument and the provisions in the law which cannot be stipulated upon, changed or added to it, the provisions in the aforementioned law will trump, however this will not prejudice or derogate from the validity of the rest of the provisions in this indemnification instrument.

8.	To avoid any doubts it is hereby determined that this indemnification instrument does not constitute a contract in favor of a third party and cannot be assigned.

8.1.	The Company’s indemnification undertaking toward the Officer in accordance with the indemnification events will not apply in respect of any amount the Officer receives following a settlement or arbitration unless the Company agrees in writing to such a settlement or conducting such arbitration proceedings, as applicable.

8.2.	Any payment by the Company within the framework of the Company’s indemnification undertaking toward the Officer as detailed in this agreement will be subject to any approval required, if required at that time, by law, and in the event such an approval is required the Company will take all measures necessary from its aspect to organize the matter. If there is a need to make a given payment, and such a payment is not approved due to the reasons detailed in this section above, the payment will be subject to the court’s decision on the matter.

9.	The undertaking to indemnify will be valid both in relation to proceedings initiated against the Officer during the course of his work or term in office and in relation to proceedings initiated against him after the date his employment or term in office is terminated provided that they refer to actions made by him as an Officer from the date of his appointment and which ended during the course of or due to him being an Officer or as a result thereof. The indemnification undertaking will also be available to the Officer’s heirs by law including but not limited to his estate and substitute directors duly appointed.

As part of the foregoing undertaking the Company will also make securities available that are necessary or sureties that an Officer may have to post pursuant to a court or arbitrator’s interim decisions, including but not limited to the need to substitute attachment orders impose dover the Officer’s assets provided that the total securities do not exceed the amounts mentioned in Section 2.3 above.

The Company extending amounts to the Officer before final sentencing or a judgment, in respect of an indictment or legal action filed against the Officer and the Officer was found to be not entitled to indemnification pursuant to the law, will return any amount made available to the Officer in the Company to the Company or that was transferred to the Officer as stated above, in addition to linkage differentials.

If and insofar as the total indemnification amounts that the Company is required to pay exceeds the maximum cumulative indemnification amount or the balance of the maximum indemnification amount (as existing at the time of the indemnification demand) the maximum indemnification amount or the balance thereof, as applicable, will be split between the Officers entitled to indemnification, by such a manner that the indemnification amount that each one of the Officers actually receives will be calculated pursuant to the ratio between the indemnification amount each one of the Officers deserves for the liabilities or expenses they have to bear as a result of the legal proceeding and the indemnification amount all the aforementioned Officers deserve for the liabilities or expenses they are to bear as a result of the legal proceeding, cumulatively for that event.

In the event an Officer receives indemnification or is entitled to receive indemnification from the Insurer under an Officers insurance policy for an event subject matter of the indemnification, the indemnification will be given in respect of the difference between the financial liability amount imposed upon the Officer and/or the legal expenses the Officer expended or is required to pay, as stated above, and the amount received from the Insurer for that matter, provided that the indemnification amount that the Company is required to pay under this indemnification instrument does not exceed the maximum indemnification amount.

Where the Company paid the Officer a given amount by virtue of the undertaking to indemnify, and thereafter the charge is cancelled for which the amount was paid or the amount was reduced for any reason, the Officer will assign to the Company, within 30 days, all of its rights to restitution of the amount from the Plaintiff in the proceeding and will do all that is necessary so that this assignment is valid and the Company can realize it, and once he has done so – will be released of reimbursing the amount in respect of which the right to restitution thereof was assigned. Should he fail to do so – the Officer must reimburse the amount or its part of it, as applicable, in addition to linkage differentials and interest at the rates and for the period pursuant to which he is entitled to reimbursement of the amount from the Plaintiff.

10.	Release

10.1.	Subject to the provisions in the law, the Company hereby releases, irrevocably, the Officer of its full liability for damage due to breaching the duty of care toward it in the broadest manner possible pursuant to the provisions in the law due to an action that it committed and/or will commit, including but not limited to actions committed before the date of this agreement in good faith, by virtue of him being an Officer in the Company or the Company’s representative, including but not limited to its subsidiary companies, integrated companies and other entities.

10.2.	The release of liability under Section 10.1 above will not apply in respect of:

10.2.1.	A breach of the fiduciary duty toward the Company or toward its subsidiary Company or integrated Company or other entity, unless the Officer acted in good faith and has reasonable grounds to assume that the action would not prejudice the Company or the subsidiary Company or integrated Company or other entity’s best interests.

10.2.2.	A breach of the duty of care that was done intentionally or recklessly, unless done only negligently.

10.2.3.	An action with intent to unlawfully reap a personal gain.

10.2.4.	A fine or ransom imposed upon him.

10.2.5.	Being released of liability toward the Company due to a breach of the duty of care in a distribution, as defined in the law.

11.	Jurisdiction Stipulation

The law governing this indemnification instrument is the Israeli law and the court in Tel Aviv is afforded exclusive jurisdiction to entertain disputes deriving from implementing this indemnification instrument.

12.	Application

12.1.	This agreement replaces and cancels any earlier undertaking by the Company to indemnify the Officer.

12.2.	The Company may limit and/or cancel this indemnification and release instrument, provided that such a limit and/or cancellation will apply commencing from the date notice is given in respect thereof to the Officer and in respect of an action taken during the period following the giving of the notice only.

In Witness whereof the parties hereto set their hands:

Cellect Biotechnology Ltd.	The Officer